SEC [barcode] 05037376 OMMISSION

RECEIVED FEB 25 2005 SEC MAIL PROCESSING SECTION 213 WASH. D.C.

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SEC FILE NUMBER
8-46134

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB&T Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 8th Floor
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren L. Earnhardt (704) 954-1155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Centre Point Drive, Suite 250 (Address) Greensboro (City) NC (State) 27409 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darren L. Earnhardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed this 22nd day of February 2005
State of North Carolina
County of Mecklenburg

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public
My commission expires May 2, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T Investment Services, Inc.

(A wholly-owned subsidiary of Branch Banking & Trust Company)

Financial Statements and Supplemental Information Pursuant to SEC Rule 17a-5

December 31, 2004

BB&T Investment Services, Inc.
(A wholly-owned subsidiary of Branch Banking & Trust Company)
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
101 CentrePort Drive
Suite 250
Greensboro NC 27409
Telephone (336) 665 2700
Facsimile (336) 665 2699

Report of Independent Auditors

To the Board of Directors and Shareholder of
BB&T Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statement of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of BB&T Investment Services, Inc. (the "Company"), a wholly-owned subsidiary of Branch Banking & Trust Company, at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2005

BB&T Investment Services, Inc.
(A wholly-owned subsidiary of Branch Banking & Trust Company)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 5,851,497
Cash segregated under regulation	1,630,995
Securities owned, at fair value	51,851,193
Accrued interest receivable	85,367
Receivable from clearing broker	308,001
Commissions and fee receivable	1,312,809
Furniture, equipment and software at cost, less accumulated depreciation of $2,003,466	961,446
Other assets	97,517
Total assets	$ 62,098,825
Liabilities and Shareholder's Equity	
Accounts payable and other accrued liabilities	$ 2,130,032
Compensation payable	794,971
Payable to Parent	311,097
Income taxes payable to Parent	7,605,900
Deferred tax liability	62,000
Total liabilities	10,904,000
Commitments and contingencies (Note 11)	-
Common Stock and paid-in-capital	2,842,508
Retained earnings	48,352,317
Total shareholder's equity	51,194,825
Total liabilities and shareholder's equity	$ 62,098,825

The accompanying notes are an integral part of these financial statements.

BB&T Investment Services, Inc.
(A wholly-owned subsidiary of Branch Banking & Trust Company)
Statement of Income
For the Year Ended December 31, 2004

Revenues	
Securities commissions	$ 3,385,143
Annuity commissions	41,538,283
Fee income	10,041,720
Trailer fees	3,475,190
Interest income	557,920
Other income	978,514
Total revenues	59,976,770
Operating expenses	
Employee compensation	
Brokerage commissions	15,144,405
Administrative salaries and benefits	12,721,219
Clearance and service contract costs	1,197,942
Administrative fees paid to Parent	5,964,300
Occupancy and equipment	1,648,337
Professional services	1,349,336
Travel	958,098
Communications	293,982
Other general operating and administrative	1,570,517
Total operating expenses	40,848,136
Income before income taxes	19,128,634
Income tax expense	7,450,000
Net income	$ 11,678,634

The accompanying notes are an integral part of these financial statements.

BB&T Investment Services, Inc.
(A wholly-owned subsidiary of Branch Banking & Trust Company)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2004

	Paid-in-Capital	Retained Earnings	Total
December 31, 2003	$ 2,842,508	$ 36,673,683	$ 39,516,191
Net income	-	11,678,634	11,678,634
December 31, 2004	$ 2,842,508	$ 48,352,317	$ 51,194,825

The accompanying notes are an integral part of these financial statements.

BB&T Investment Services, Inc.
(A wholly-owned subsidiary of Branch Banking & Trust Company)
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 11,678,634
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	475,895
Accretion of investments	(519,034)
Net (increase) decrease in operating assets:	
Accrued interest receivable	(85,367)
Receivable from clearing broker	(37,140)
Commission and fee receivable	513,196
Other assets	(26,890)
Net increase (decrease) in operating liabilities:	
Accounts payable and other accrued liabilities	1,647,757
Compensation payable	(81,325)
Payable to Parent	274,640
Deferred tax liability	62,000
Income taxes payable to Parent	6,644,156
Net cash provided by operating activities	20,546,522
Cash flows from investing activities	
Purchases of furniture, equipment and software and leasehold improvements, net	(265,463)
Proceeds from sale of securities, net	8,667,841
Net cash provided by investing activities	8,402,378
Cash flows from financing activities:	
Dividend paid to parent	(25,000,000)
Net cash used in financing activities	(25,000,000)
Net increase in cash and cash equivalents	3,948,900
Cash and cash equivalents at beginning of year	3,533,592
Cash and cash equivalents at end of year	$ 7,482,492
Supplemental cash flow information	
Cash paid for income taxes (paid to Parent)	$ 743,844

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

BB&T Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Branch Banking & Trust Company (the "Parent"), which is a wholly-owned subsidiary of BB&T Corporation (the "Corporation"). The Company is incorporated in the state of North Carolina and is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company clears customer transactions with a clearing broker on a fully disclosed basis. The Company provides discount brokerage services, mutual funds, government and municipal bonds and fixed and variable rate insurance annuity products to customers located primarily in the Southeast region of the United States of America. The Company is also registered as an investment adviser with the State of North Carolina.

2. Summary of Significant Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customers' transactions, including related commission income, expense and clearing costs, are recorded on a trade date basis.

Annuity and Fee Income

Annuity income is recognized as earned and represents commissions received on sales of annuity products. Fee income is recognized as earned and represents fees received pursuant to mutual fund shareholder administration and servicing distribution plans.

Interest Income

Interest income is recorded on the accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents including investments in certain money market mutual funds of affiliated entities.

Restricted Cash

The Company executes trades through various third-party clearing houses. The Company collects and deposits customer money into a restricted cash account, which is distributed to the various investment funds upon settlement. An offsetting liability of the same amount is recorded by the Company.

Securities Owned

Securities owned represent U.S. Treasury obligations held by the Company with its clearing broker. These transactions are recorded on a trade date basis and are carried at fair value.

Furniture, Equipment and Software
Furniture, equipment and software are stated at cost less accumulated depreciation and amortization. Capitalized software is for internal use only. Assets are depreciated using the straight-line method over their estimated useful lives, which are generally two to ten years.

Breakpoint Reserve
The Company estimates breakpoint refunds due to eligible customers based on historical trading and survey responses. The estimated refunds due to customers are included in a designated cash account and are recorded as a liability for the same amount. See also Note 11.

Income Taxes
There are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

Recently Issued Accounting Pronouncements
Share Based Payments
On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows*. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

The Company plans to adopt SFAS No. 123(R) on or before July 1, 2005 using the "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income in Note 9 to financial

statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

3. Securities Owned

The Company invests its excess cash in U.S. Treasury obligations. At December 31, 2004, the Company held one U.S. Treasury bill with a fair value of $51,851,193, which matures in January 2005.

4. Furniture, Equipment and Software

Major classification of these assets at December 31, 2004 is summarized as follows:

	Estimated Useful Life	
Furniture	10 years	$ 456,012
Leasehold Improvement	5 years	5,550
Equipment	2 - 5 years	2,356,316
Capitalized software	2 - 5 years	147,034
		2,964,912
Accumulated depreciation and amortization		(2,003,466)
		$ 961,446

5. Receivable from Clearing Broker

Amounts receivable from the clearing broker of $308,001 primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company has entered into an agreement with a broker-dealer whereby the broker acts as the Company's clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers secured by the customers' securities, clears transactions and acts as custodian. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company a fee earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs. The Company uses the clearing broker's systems to support daily operations.

The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines. Outstanding margin balances held by the clearing broker related to the Company's customers were $10,709,841 at December 31, 2004.

6. Commissions and Fee Receivable

The Company executes a substantial amount of its customer transactions directly with various mutual fund and annuity companies. As agent, and pursuant to selling and distribution arrangements, the Company receives commission and fee income directly from the respective mutual fund or annuity companies.

7. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and other affiliated companies. These transactions arise in the normal course of business and are summarized below. Receivables from and payables to affiliates represent amounts due from and to affiliate companies which are expected to be settled in the normal course of business.

Cash and Cash Equivalents
The Company had $2,679,400 of cash on deposit with the Parent at December 31, 2004, which is non-interest bearing. The Company had $3,172,097 in an affiliated money market mutual fund.

Cash Segregated Under Regulation
The Company had $1,600,270 of cash on deposit with the Parent at December 31, 2004, which is a restricted cash account for the purpose of collecting and depositing customer money and distributing upon settlement. An offsetting liability of the same amount is recorded by the Company. See also Note 2.

Additionally, the Company had $30,725 cash on deposit with Parent related to estimated breakpoint refunds owed customers at December 31, 2004. This amount is included in Accounts payable and other accrued liabilities in the statement of financial condition. See also Note 11.

Receivable from Parent and Payable to Parent
The Company had a $42,706 and $311,097 intercompany receivable and payable, respectively, to the Parent at December 31, 2004, which is presented in Other assets and Payable to Parent in the statement of financial condition.

Dividend Declared and Payable to Parent
In 2004, there were no dividends declared. In January 2004, a dividend of $25,000,000 was paid to the Parent.

Parent Services
The Parent provided certain management, operational, finance and other support services to the Company, which totaled $5,964,300 for the year ended December 31, 2004 and is included in the statement of income as Administrative fees paid to Parent. The Parent also allocates certain costs to the Company, such as rent and communication costs based on usage. Costs allocated to the Company during the year were $470,436 and $387,617, respectively, and are included in Occupancy and equipment in the statement of income.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

Revenue

The Company receives shareholder servicing, distribution and sales commissions from the third-party distributor to the BB&T Funds (the "Funds") and BB&T Annuities (the "Annuities"). The Funds and Annuities are sponsored and advised by an affiliate of the Company. The Company generated $2,285,191 and $8,490,734 in commission and fee income during the year on customer activity executed direct with the Funds and Annuities, respectively.

The Company holds the licenses of certain BB&T Insurance representatives selling Variable Universal Life Insurance. As part of this agreement, the Company retains 50% of commissions generated. The total retained for the year was $22,875.

8. Income Taxes

Current federal income tax expense is determined as if the Company filed a separate tax return and the amount so determined is payable to or receivable from the Parent. Current federal taxes payable to the Parent of $7,605,900 is included in the accompanying statement of financial condition. Deferred income tax expense is determined by the change in the deferred tax asset or liability between periods. The deferred tax asset or liability balance at the end of any period is determined by the tax effect of the Company's cumulative temporary differences to the extent recognized by the Parent. There was a net deferred tax liability of $62,000 at December 31, 2004. Income tax expense differs from the amount of income tax determined by applying the federal statutory rate of 35% to pretax income primarily as a result of state income taxes and non-deductible expenses. Total Federal and State Income tax expense for the year was $7,450,000.

9. Employee Benefit Plans and Compensation Payable

The Corporation has established certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Expenses under these plans are accrued each year. The costs are charged to current operations and, for defined benefit plans, consist of several components of net pension cost based on various actuarial assumptions regarding future expectations under the plans. The Company was allocated a net pension cost of $1,041,722 for the year ended December 31, 2004. The Company's employees are eligible to participate in a contributory profit sharing and 401(k) plan sponsored by the Corporation. The Corporation allocated $913,915 in expense to the Company as its matching contribution for the plan during the year.

In addition to providing retirement benefits, the Corporation provides health care and life insurance benefits for active and retired employees. Substantially all of the Corporation's employees may become eligible for postretirement benefits if they reach early retirement age while employed by the Corporation and they have the required number of years of service. Under the Corporation's current plan, eligible retirees are entitled to a fixed dollar amount benefit based on years of service. Additionally, certain current retirees are eligible for different benefits attributable to prior plans. The Company had approximately 295 covered employees at December 31, 2004. The Corporation allocated $1,232,771 for health care and life insurance benefits to the Company for the year ended December 31, 2004.

Certain employees of the Company participate in the Corporation's stock based compensation plans, which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. There were no compensation costs charged to the Company related to restricted stock awards during the year ended December 31, 2004 in accordance with APB No. 25.

The following table presents the Company's net income and pro forma net income assuming compensation cost for the Company's restricted stock option plan had been determined based on the fair value at the grant dates for awards under that plan consistent with the method prescribed by SFAS No. 123.

	For the Year Ended December 31, 2004
Net income as reported	$ 11,678,634
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(75,887)
Pro forma net income	$ 11,602,747

10. Fair Value of Financial Instruments

The Company's financial instruments are short-term financial instruments with carrying amounts which approximate fair value. These financial instruments generally expose the Company to limited credit risk.

11. Commitments and Contingencies

The Company is involved in certain legal arbitration with external parties. Management estimates settlement amounts regarding these cases to be approximately $375,000 and has therefore recorded that amount as a liability at December 31, 2004. This amount is included in Accounts payable and other accrued liabilities in the statement of financial condition.

In addition, the Company has recorded a liability of $30,725 related to estimated breakpoint refunds owed customers at December 31, 2004. This breakpoint reserve is included in Accounts payable and other accrued liabilities in the statement of financial condition.

In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker on a fully disclosed basis. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. Additionally, the Company indemnifies the clearing broker for losses on margin accounts of the Company's customers held by the clearing broker.

In the course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. Management does not believe there are any liabilities related to regulatory matters, except for the Breakpoint reserve.

12. Concentration of Risk

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement, and financing of various customer securities transactions that settle in accordance with industry practice, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the instrument held as collateral.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2004, the Company's net capital under the rule was $49,542,611 which was $48,815,678 in excess of the minimum required net capital of $726,933.

Schedule I

BB&T Investment Services, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Computation of net capital	
Total shareholder's equity	$ 51,194,825
Less - Deductions and/or charges	
Non allowable assets	
Commission and fee receivable	529,809
Furniture and equipment	961,446
Other assets	97,517
Additional charges for customers' and non-customers' security accounts	
Customer unsecured balances	-
Net capital before haircuts on securities positions	49,606,053
Haircuts on securities positions	
Money market funds	63,442
Net capital	$ 49,542,611
Total Aggregate Indebtedness from Statement of Financial Condition	$ 10,904,000
Computation of Basic Net Capital Requirement	
1. Minimum net capital required (6 2/3 percent of aggregate indebtedness)	$ 726,933
2. Minimum net capital of broker-dealer	$ 250,000
Net capital requirement (greater of 1. or 2.)	$ 726,933
Excess net capital (net capital less net capital requirement)	$ 48,815,678
Aggregate indebtedness to net capital	.22 to 1

There are no material differences between the Company's computation and Part II of Form X-17A-5 filed by the Company as of December 31, 2004, on January 13, 2005.

Schedule II

BB&T Investment Services, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
101 CentrePort Drive
Suite 250
Greensboro NC 27409
Telephone (336) 665 2700
Facsimile (336) 665 2699

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder
of BB&T Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BB&T Investment Services, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provision of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2005